Exhibit 99.12
Indian GAAP Standalone

Auditors’ report to the Board of Directors of Infosys Limited

(formerly Infosys Technologies Limited)

We have audited the attached Balance Sheet of Infosys Limited (‘the Company’) as at 30 June 2011, the Statement of Profit and Loss and the Cash Flow Statement of the Company for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Statement of Profit and Loss and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)
in our opinion, the Balance Sheet, the Statement of Profit and Loss and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by the Companies (Accounting Standards) Rules, 2006, to the extent applicable; and

(e)
in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 June 2011;

(ii)	in the case of the Statement of Profit and Loss, of the profit of the Company for the quarter ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
12 July 2011

INFOSYS LIMITED
in crore
Balance Sheet as at	Note	June 30, 2011	March 31, 2011
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	287	287
Reserves and surplus	2.2	25,871	24,214
		26,158	24,501
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	176	176
Other long-term liabilities	2.5	25	25
Long-term provisions	2.4	259	235
		460	436
CURRENT LIABILITIES
Trade payables	2.6	84	85
Other current liabilities	2.6	1,768	1,770
Short-term provisions	2.7	1,131	2,238
		2,983	4,093
		29,601	29,030
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	4,015	4,056
Intangible assets	2.8	–	-
Capital work-in-progress		291	249
		4,306	4,305
Non-current investments	2.10	1,264	1,206
Deferred tax assets (net)	2.3	405	406
Long-term loans and advances	2.11	747	720
Other non-current assets	2.12	356	344
		7,078	6,981
CURRENT ASSETS
Current investments	2.10	24	119
Trade receivables	2.13	4,518	4,212
Cash and cash equivalents	2.14	13,773	13,665
Short-term loans and advances	2.15	2,708	2,553
Other current assets	2.16	1,500	1,500
		22,523	22,049

		29,601	29,030
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Prof. Marti G. Subrahmanyam Director

	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	Ravi Venkatesan Director

	Srinath Batni Director	V. Balakrishnan Chief Financial Officer and Director	B. G. Srinivas Director	Ashok Vemuri Director

Mysore July 12, 2011	K. Parvatheesam Company Secretary

INFOSYS LIMITED
In crore, except per share data
Statement of Profit and Loss for the	Note	Quarter ended June 30,
		2011	2010
Income from software services and products	2.17	6,905	5,758
Other income	2.18	415	237
Total revenue		7,320	5,995
Expenses
Employee benefit expenses	2.19	3,534	2,859
Cost of technical sub-contractors	2.19	553	452
Travel expenses	2.19	212	209
Cost of software packages	2.19	142	85
Communication expenses	2.19	43	39
Professional charges		74	59
Depreciation and amortisation expense	2.8	191	180
Other expenses	2.19	273	193
Total expenses		5,022	4,076
PROFIT BEFORE TAX		2,298	1,919
Tax expense:
Current tax	2.20	643	542
Deferred tax	2.20	1	(54)
PROFIT FOR THE PERIOD		1,654	1,431
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		28.80	24.93
Diluted		28.80	24.92
Number of shares used in computing earnings per share	2.32
Basic		57,41,67,099	57,38,69,667
Diluted		57,42,29,976	57,41,66,171
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Prof. Marti G. Subrahmanyam Director

	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	Ravi Venkatesan Director

	Srinath Batni Director	V. Balakrishnan Chief Financial Officer and Director	B. G. Srinivas Director	Ashok Vemuri Director

Mysore July 12, 2011	K. Parvatheesam Company Secretary

INFOSYS LIMITED
in crore
Cash Flow Statement for the	Note	Quarter ended June 30,
		2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		2,298	1,919
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		191	180
Interest and dividend income		(362)	(243)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(3)	(8)
Changes in assets and liabilities
Trade receivables		(306)	(326)
Loans and advances and other assets	2.34.1	(185)	(438)
Liabilities and provisions	2.34.2	52	174
		1,685	1,258
Income taxes paid	2.34.3	(429)	(203)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,256	1,055
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.34.4	(220)	(185)
Investments in subsidiaries	2.34.5	(58)	–
Disposal/(Investment) of other investments	2.34.6	95	1,594
Interest and dividend received	2.34.7	365	220
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		182	1,629
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		3	4
Repayment of loan given to subsidiary	2.34.8	–	–
Dividends paid including residual dividend		(1,149)	(860)
Dividend tax paid		(187)	(143)
NET CASH USED IN FINANCING ACTIVITIES		(1,333)	(999)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		3	8
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		108	1,693
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2.34.9	15,165	11,297
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2.34.9	15,273	12,990
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2
Note: The schedules referred to above are an integral part of the Cash Flow statement

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Prof. Marti G. Subrahmanyam Director

	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	Ravi Venkatesan Director

	Srinath Batni Director	V. Balakrishnan Chief Financial Officer and Director	B. G. Srinivas Director	Ashok Vemuri Director

Mysore July 12, 2011	K. Parvatheesam Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1. Significant accounting policies

1.1. Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI).  Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of profit and loss

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9. Retirement benefits to employees

a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.11. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction.  Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.12. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts  to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss.  The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the statement of profit and loss of that period.  To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.13. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.  Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.14. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also  the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15. Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or non-current based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment.  Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.16. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.17. Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18. Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the statement of profit and loss over the lease term.

2. NOTES ON ACCOUNTS FOR THE QUARTER ENDED JUNE 30, 2011

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

2.1. SHARE CAPITAL
in crore, except as otherwise stated
Particulars	As at
	June 30, 2011	March 31, 2011
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,41,87,692 (57,41,51,559) equity shares fully paid-up
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve. ]	287	287
Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.32 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2011, the amount of per share dividend recognized as distributions to equity shareholders was 60.The dividend for the year ended March 31, 2011 includes 20 per share of final dividend, 10 per share of interim dividend and 30 per share of 30th year special dividend. The total dividend appropriation amounted to 4,013 crore including corporate dividend tax of 568 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The aggregate number of bonus shares issued in the last five years immediately preceeding the balance sheet date is 53,53,35,478 equity shares.

Reconciliation of the number of shares outstanding

Particulars	As at
	June 30, 2011	March 31, 2011
Number of shares at the beginning	57,41,51,559	57,38,25,192
Add: Shares issued on exercise of employee stock options	36,133	3,26,367
Number of shares at the end	57,41,87,692	57,41,51,559

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the quarter ended June 30, 2011 and June 30, 2010 is set out below:

Particulars	Quarter ended June 30,
	2011	2010
The 1998 Plan :
Options outstanding, beginning of the period	50,070	2,42,264
Less:Exercised	28,165	40,149
Forfeited	–	2,000
Options outstanding, end of the period	21,905	2,00,115
Options exercisable, end of the period	21,905	2,00,115
The 1999 Plan :
Options outstanding, beginning of the period	48,720	2,04,464
Less: Exercised	7,968	35,760
Forfeited	3,800	7,575
Options outstanding, end of the period	36,952	1,61,129
Options exercisable, end of the period	32,697	1,52,641

The weighted average share price of options exercised under the 1998 Plan during the quarter ended June 30, 2011 and June 30, 2010 was 2,817 and 2,714, respectively. The weighted average share price of options exercised under the 1999 Plan during the quarter ended June 30, 2011 and June 30, 2010 was 2,841 and 2,656, respectively.

The following tables summarize information about the options outstanding under the 1998 Plan and 1999 Plan as at June 30, 2011 and March 31, 2011:

Range of exercise prices per share ()	As at June 30, 2011
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	10,120	0.55	540
701-1,400	11,785	0.45	800
	21,905	0.49	680
The 1999 Plan:
300-700	22,368	0.52	455
701-2,500	14,584	1.46	2,121
	36,952	0.89	1,113

Range of exercise prices per share ()	As at March 31, 2011
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	24,680	0.73	587
701-1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan:
300-700	33,759	0.65	448
701-2,500	14,961	1.71	2,121
	48,720	0.97	962

As at June 30, 2011 and March 31, 2011, the Company had 58,857 and 98,790 number of shares reserved for issue under the 1998 and 1999 employee stock option plans. Most of the shares reserved for issue under the 1998 and 1999 employee stock option plans are vested and are exercisable at any point of time, except for 4,255 shares issued under the 1999 employee stock option plan which is unvested as of June 30, 2011. The vesting date for these 4,255 shares is June 16, 2012.

2.2. RESERVES AND SURPLUS
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Capital reserve - Opening balance	54	54
Add: Transferred from Profit and Loss account	–	–
	54	54
Securities premium reserve - Opening balance	3,057	3,022
Add: Receipts on exercise of employee stock options	3	24
Income tax benefit arising from exercise of stock options	–	11
	3,060	3,057

General reserve - Opening balance	5,512	4,867
Add: Transferred from Profit and Loss account	–	645
	5,512	5,512

Surplus- Opening Balance	15,591	13,806
Add: Net profit after tax transferred from Statement of Profit and Loss	1,654	6,443
Amount available for appropriation	17,245	20,249
Appropriations:
Interim dividend	–	574
30th year special dividend	–	1,722
Final dividend	–	1,149
Total dividend	–	3,445
Dividend tax	–	568
Amount transferred to general reserve	–	645
Amount transferred to capital reserve	–	–
Balance in profit and loss account	17,245	15,591
	25,871	24,214

2.3. DEFERRED TAXES
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Deferred tax assets
Fixed assets	245	234
Trade receivables	27	19
Unavailed leave	67	85
Computer software	26	24
Accrued compensation to employees	17	24
Others	23	20
	405	406
Deferred tax liabilities
Branch profit tax	176	176
	176	176

As at June 30, 2011 and March 31, 2011, the Company has provided for branch profit tax of 176 crore each for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future.

2.4. LONG-TERM PROVISIONS
	in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Provision for employee benefits
Unavailed leave	259	235
	259	235

2.5. OTHER LONG-TERM LIABILITIES
	in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.29)	18	18
Rental deposits received from subsidiary (refer to note 2.26)	7	7
	25	25

2.6. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

Trade payables includes dues to subsidiaries of 76 crore and 55 crore as of June 30, 2011 and March 31, 2011, respectively (Refer note 2.26).

OTHER CURRENT LIABILITIES
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Accrued salaries and benefits
Salaries	51	42
Bonus and incentives	233	363
For other liabilities
Provision for expenses	541	537
Retention monies	26	21
Withholding and other taxes payable	401	292
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.29)	3	4
Other payables	1	1
Advances received from clients	13	19
Unearned revenue	496	488
Unpaid dividends	3	3
	1,768	1,770

2.7. SHORT-TERM PROVISIONS
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Provision for employee benefits
Unavailed leave, current	68	68
Others
Proposed dividend	–	1,149
Provision for
Tax on dividend	–	187
Income taxes	950	756
Post-sales client support and warranties	113	78
	1,131	2,238

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows in crore
Particulars	Quarter ended June 30,		Year ended March 31,
	2011	2010	2011
Balance at the beginning	78	73	73
Provision recognized	35	2	5
Provision utilised	–	–	–
Exchange difference during the period	–	–	–
Balance at the end	113	75	78

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.8. FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As atApril 1, 2011	Additions during the period	Deductions/ Retirement during the period	As at June 30, 2011	As at April 1, 2011	For the period	Deductions during the period	As at June 30, 2011	As at June 30, 2011	As at March 31, 2011
Tangible assets :
Land : Free-hold	406	4	–	410	–	–	–	–	410	406
Leasehold	135	–	–	135	–	–	–	–	135	135
Buildings (1)(2)	3,532	58	–	3,590	964	59	–	1,023	2,567	2,568
Plant and equipment (2)	876	17	–	893	525	41	–	566	327	351
Office equipment	276	9	–	285	143	14	–	157	128	133
Computer equipment (2)	1,092	47	–	1,139	872	49	–	921	218	220
Furniture and fixtures (2)	598	14	–	612	359	28	–	387	225	239
Vehicles	7	1	–	8	3	–	–	3	5	4
	6,922	150	–	7,072	2,866	191	–	3,057	4,015	4,056
Intangible assets :
Intellectual property rights	12	–	–	12	12	–	–	12	–	–
	12	–	–	12	12	–	–	12	–	–
Total	6,934	150	–	7,084	2,878	191	–	3,069	4,015	4,056
Previous year	6,357	1,020	443	6,934	2,578	740	440	2,878	4,056
Notes:	(1) Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2) Includes certain assets provided on operating lease to Infosys BPO, a subsidiary.

Profit / (loss) on disposal of fixed assets during the quarter ended June 30, 2011 and June 30, 2010 is less than 1 crore and accordingly disclosed under note 2.36.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at June 30, 2011.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at June 30, 2011 and March 31, 2011 are as follows:
in crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	60	26	34
	60	25	35
Plant and machinery	3	2	1
	3	2	1
Computer equipment	–	1	–
	1	1	–
Furniture and fixtures	2	1	–
	1	1	–
Total	65	30	35
	65	29	36

The aggregate depreciation charged on the above assets during the quarter ended June 30, 2011 amounted to 1 crore (2 crore for the quarter ended June 30, 2010).

The rental income from Infosys BPO for the quarter ended June 30, 2011 amounted to 3 crore (4 crore for the quarter ended June 30, 2010).

2.9. LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in crore
Particulars	Quarter ended June 30,
	2011	2010

Lease rentals recognized during the period	19	15
		in crore
	As at
Lease obligations payable	June 30, 2011	March 31, 2011
Within one year of the balance sheet date	73	63
Due in a period between one year and five years	161	152
Due after five years	27	30

The operating lease arrangements are renewable on a periodic basis and extend up to a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10. INVESTMENTS
in crore, except as otherwise stated
Particulars	As at
	June 30, 2011	March 31, 2011
Non-current investments– at cost
Trade (unquoted) (refer note 2.10.1)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited (1)
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Consulting, Inc., USA
5,50,00,000 (5,50,00,000) common stock of USD 1.00 par value, fully paid	243	243
Infosys Technologies, S. de R.L. de C.V., Mexico	54	54
Infosys Technologies Sweden AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologies DO Brasil LTDA
1,45,16,997 (1,45,16,997) shares of BRL 1.00 par value, fully paid	38	38
Infosys Technologies (Shanghai) Company Limited	69	11
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
	1,260	1,202
	1,264	1,206
Current investments – at the lower of cost and fair value
Others Non-trade (unquoted)
Certificates of deposit (refer note 2.10.2)	24	119
	24	119
	1,288	1,325
Aggregate amount of unquoted investments	1,288	1,325
(1) Investments include 6,79,250 (6,79,250) options of Infosys BPO

2.10.1. Details of Investments

The details of non-current trade investments in equity instruments as at June 30, 2011 and March 31, 2011 is as follows:
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052 each, fully paid, par value 10 each	2	2
	6	6
Less: Provision for investment	2	2
	4	4

2.10.2. Details of Investments in certificates of deposit

The balances held in certificates of deposit as at June 30, 2011 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Mysore	100,000	2,500	24

The balances held in certificates of deposit as at March 31, 2011 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Hyderabad	1,00,000	7,500	71
Union Bank of India	1,00,000	5,000	48
		12,500	119

2.11. LONG-TERM LOANS AND ADVANCES
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Unsecured, considered good
Capital advances	283	250
Loans to subsidiary (refer to note 2.26)	23	23
Other loans and advances
Advance income taxes	377	377
Prepaid expenses	18	20
Loans and advances to employees
Housing and other loans	4	4
Electricity and other deposits	25	30
Rental deposits	17	16
	747	720

2.12. OTHER NON-CURRENT ASSETS
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Others
Restricted deposits (refer to note 2.33)	351	344
Advance to gratuity trust and others	5	–
	356	344

2.13. TRADE RECEIVABLES (1)
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	75	56
Less: Provision for doubtful debts	75	56
	–	–
Other debts
Unsecured
Considered good(2)	4,518	4,212
Considered doubtful	30	27
	4,548	4,239
Less: Provision for doubtful debts	30	27
	4,518	4,212
	4,518	4,212
(1) Includes dues from companies where directors are interested	6	2
(2) Includes dues from subsidiaries (refer note 2.26)	67	72

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14. CASH AND CASH EQUIVALENTS
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Cash on hand	–	–
Balances with banks
In current and deposit accounts	13,773	13,665
	13,773	13,665
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	72	606
Balances with banks held as margin money deposits against guarantees	106	92

The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
In current accounts
ANZ Bank, Taiwan	1	3
Bank of America, USA	29	274
Citibank NA, Australia	97	61
Citibank NA, Thailand	1	1
Citibank NA, Japan	7	17
Deutsche Bank, Belgium	2	5
Deutsche Bank, Germany	7	5
Deutsche Bank, Netherlands	–	2
Deutsche Bank, France	6	3
Deutsche Bank, Switzerland	–	1
Deutsche Bank, Singapore	–	3
Deutsche Bank, UK	18	40
Deutsche Bank, Spain	2	1
HSBC Bank, UK	–	1
Nordbanken, Sweden	–	4
Royal Bank of Canada, Canada	13	23
Deustche Bank, India	6	11
Deustche Bank-EEFC (Euro account)	5	8
Deustche Bank-EEFC (U.S. Dollar account)	7	141
Deutsche Bank-EEFC account in Swiss Franc	2	2
ICICI Bank, India	34	18
ICICI Bank-EEFC (U.S. Dollar account)	5	14
	242	638
In deposit accounts
Allahabad Bank	411	500
Andhra Bank	399	399
Axis Bank	449	476
Bank of Baroda	1,100	1,100
Bank of India	1,195	1,197
Bank of Maharashtra	–	488
Canara Bank	1,191	1,225
Central Bank of India	254	354
Corporation Bank	255	295
DBS Bank	45	–
HDFC Bank	995	646
ICICI Bank	1,500	689
IDBI Bank	866	716
ING Vysya Bank	18	–
Indian Overseas Bank	478	500
Jammu and Kashmir Bank	25	12
Kotak Mahindra Bank	25	25
Oriental Bank of commerce	587	578
Punjab National Bank	1,500	1,493
State Bank of Hyderabad	225	225
State Bank of India	386	386
State Bank of Mysore	201	354
South Indian Bank	25	25
Syndicate Bank	500	500
Union Bank of India	674	631
Vijaya Bank	95	95
Yes Bank	23	23
	13,422	12,932
In unpaid dividend accounts
Citibank - Unclaimed dividend account	–	1
HDFC Bank - Unclaimed dividend account	2	1
ICICI bank-Unclaimed dividend account	1	1
	3	3
In margin money deposits against guarantees
Canara Bank	43	29
State Bank of India	63	63
	106	92
Total cash and bank balances as per Balance Sheet	13,773	13,665

2.15. SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Unsecured, considered good
Loans to subsidiary (refer note 2.26)	9	9
Others
Advances
Prepaid expenses	28	32
For supply of goods and rendering of services	30	50
Withholding and other taxes receivable	573	516
Others	11	10
	651	617
Unbilled revenues	1,283	1,158
Advance income taxes	527	547
Interest accrued but not due	11	14
Loans and advances to employees
Housing and other loans	40	38
Salary advances	85	84
Electricity and other deposits	34	30
Rental deposits	2	2
Mark-to-market gain on forward and options contracts	75	63
	2,708	2,553
Unsecured, considered doubtful
Loans and advances to employees	3	3
	2,711	2,556
Less: Provision for doubtful loans and advances to employees	3	3
	2,708	2,553

2.16. OTHER CURRENT ASSETS
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Deposits with financial institutions- HDFC Limited	1,500	1,500
	1,500	1,500

2.17. INCOME FROM SOFTWARE SERVICES AND PRODUCTS
in crore
Particulars	Quarter ended June 30,
	2011	2010
Income from software services	6,563	5,477
Income from software products	342	281
	6,905	5,758

2.18. OTHER INCOME
in crore
Particulars	Quarter ended June 30,
	2011	2010
Interest received on deposits with banks and others	358	226
Dividend received on investment in mutual fund units	4	17
Miscellaneous income, net (refer note 2.8)	8	7
Gains / (losses) on foreign currency, net	45	(13)
	415	237

2.19. EXPENSES
in crore
Particulars	Quarter ended June 30,
	2011	2010
Employee benefit expenses
Salaries and bonus including overseas staff expenses	3,400	2,777
Contribution to provident and other funds	122	74
Staff welfare	12	8
	3,534	2,859
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	420	366
Technical sub-contractors - others	133	86
	553	452
Travel expenses
Overseas travel expenses	191	192
Traveling and conveyance	21	17
	212	209
Cost of software packages
For own use	88	68
Third party items bought for service delivery to clients	54	17
	142	85
Communication expenses
Telephone charges	35	29
Communication expenses	8	10
	43	39

Particulars	Quarter ended June 30,
	2011	2010
Other expenses
Office maintenance	59	44
Power and fuel	37	37
Brand building	16	15
Rent	19	15
Rates and taxes, excluding taxes on income	11	8
Repairs to building	12	8
Repairs to plant and machinery	10	7
Computer maintenance	11	7
Consumables	5	6
Insurance charges	6	6
Research grants	–	5
Marketing expenses	4	4
Commission charges	2	2
Printing and Stationery	3	2
Professional membership and seminar participation fees	3	2
Postage and courier	2	3
Advertisements	1	2
Provision for post-sales client support and warranties	35	2
Commission to non-whole time directors	2	1
Provision for bad and doubtful debts and advances	28	15
Books and periodicals	–	1
Auditor's remuneration
Statutory audit fees	–	–
Bank charges and commission	1	–
Donations	6	1
	273	193

2.20. TAX EXPENSE
in crore
	Quarter ended June 30,
	2011	2010
Current Tax
Income taxes	643	542
Deferred taxes	1	(54)
	644	488

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. The tax holiday for all of our STP units has expired as of March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the Company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set-off against the future tax payable. In fiscal 2010, the Company calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

2.21. CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	3	3
Claims against the Company, not acknowledged as debts(1)	284	271
[Net of amount paid to statutory authorities 471 crore (469 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	751	742

	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	595	2,660	500	2,230
In Euro	15	97	20	127
In GBP	15	107	10	72
In AUD	15	72	10	46
		2,936		2,475

(1) Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of 671 crore (671 crore), including interest of 177 crore (177 crore) upon completion of their tax review for fiscal 2005, fiscal 2006 and fiscal 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units . The matter for fiscal 2005, 2006 and 2007 is pending before the Commissioner of Income tax ( Appeals), Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 1,024 crore (1,196 crore as at March 31, 2011).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Not later than one month	485	413
Later than one month and not later than three months	775	590
Later than three months and not later than one year	1,676	1,472
	2,936	2,475

The Company recognized a gain on derivative financial instruments of 37 crore and a loss on derivative financial instruments of 69 crore during the quarter ended June 30, 2011 and June 30, 2010, respectively, which is included in other income.

2.22. QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.23. IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)
in crore
Particulars	Quarter ended June 30,
	2011	2010
Capital goods	32	29
Software packages	–	–
	32	29

2.24. ACTIVITY IN FOREIGN CURRENCY
in crore
Particulars	Quarter ended June 30,
	2011	2010
Earnings in foreign currency (on receipts basis)
Income from software services and products	6,354	5,371
Interest received from banks and others	3	–
	6,357	5,371
Expenditure in foreign currency (on payments basis)
Overseas travel expenses (including visa charges)	146	152
Professional charges	62	35
Technical sub-contractors - subsidiaries	421	366
Overseas salaries and incentives	1,977	1,600
Other expenditure incurred overseas for software development	331	227
	2,937	2,380
Net earnings in foreign currency	3,420	2,991

2.25. DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:
in crore
Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Quarter ended June 30,
			2011	2010
Final dividend for fiscal 2011	4	8,74,37,368	175	–
Final dividend for fiscal 2010	7	10,68,22,614	–	160

2.26. RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		June 30, 2011	March 31, 2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China (1)	China	100%	100%
Infosys Consulting Inc	USA	100%	100%
Infosys Mexico (2)	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai (3)	China	100%	100%
Infosys Brasil (4)	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (5)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (5)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (5)	Thailand	–	–
Infosys Consulting India Limited (6)	India	100%	100%
McCamish Systems LLC (5)	USA	99.98%	99.98%

(1)
During the year ended March 31, 2011 the Company made an additional investment of 42 crore (USD 9 million) in Infosys China, which is a wholly owned subsidiary. As of June 30, 2011 and March 31, 2011, the Company has invested an aggregate of 107 crore (USD 23 million) in the subsidiary.

(2)
During the year ended March 31, 2011 the Company made an additional investment of 14 crore (Mexican Peso 40 million) in Infosys Mexico, which is a wholly owned subsidiary. As of June 30, 2011 and March 31, 2011, the Company has invested an aggregate of 54 crore (Mexican Peso 150 million) in the subsidiary.

(3)
On February 21, 2011 the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested 11 crore (USD 3 million) in the subsidiary. During the quarter ended June 30, 2011 the company further invested 58 crore (USD 13 million ) in the subsidiary. As of June 30, 2011 and March 31, 2011 the Company has invested an aggregate of 69 core (USD 16 million) and 11 crore (USD 3 million), respectively, in the subsidiary.

(4)
During the year ended March 31, 2011 the Company made an additional investment of 10 crore (BRL 4 million) in Infosys Brasil. As of June 30, 2011 and March 31, 2011 the Company has invested an aggregate of 38 crore (BRL 15 million) in the subsidiary.

(5)
Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.

(6)	Infosys Consulting India Limited is wholly owned subsidiary of Infosys Consulting Inc.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at June 30, 2011 and March 31, 2011 are as follows:
in crore
Particulars	As at
	June 30, 2011	March 31, 2011
Long-term Loans and Advances
Infosys China	23	23
Short-term Loans and Advances
Infosys Brazil	9	9
Trade Receivables
Infosys China	41	39
Infosys Australia	5	5
Infosys Mexico	–	1
Infosys Consulting	19	24
Infosys BPO (Including subsidiaries)	2	3
Trade Payables
Infosys China	22	32
Infosys Australia	33	–
Infosys BPO (Including subsidiaries)	5	3
Infosys Consulting	17	17
Infosys Consulting India	1	1
Infosys Mexico	(3)	1
Infosys Sweden	1	1
Deposit taken for shared services
Infosys BPO	7	7

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter ended June 30, 2011 and June 30, 2010 are as follows:
in crore
Particulars	Quarter ended June 30,
	2011	2010
Capital transactions:
Financing transactions
Infosys Shanghai	58	–
Revenue transactions:
Purchase of services
Infosys Australia	303	178
Infosys China	52	52
Infosys Consulting	49	116
Infosys Consulting India	1	-
Infosys BPO (Including subsidiaries)	5	3
Infosys Sweden	2	3
Infosys Mexico	7	13
Infosys Brazil	1	1
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	22	22
Interest income
Infosys China	1	1
Sale of services
Infosys Australia	10	9
Infosys China	2	2
Infosys BPO (including subsidiaries)	5	8
Infosys Consulting	21	11
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	14	24
Infosys Consulting	21	1

During the quarter ended June 30, 2011, an amount of 5 crore (Nil for the quarter ended June 30, 2010) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter ended June 30, 2011, an amount of Nil (5 crore for the quarter ended June 30, 2010) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:
in crore
Particulars	Quarter ended June 30,
	2011	2010
Salaries and other employee benefits	10	12

2.27. RESEARCH AND DEVELOPMENT EXPENDITURE

in crore
Particulars	Quarter ended June 30,
	2011	2010
Capital	–	–
Revenue	149	117

2.28. SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective this quarter, the company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach”, as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended June 30, 2011 and June 30, 2010:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	2,497	1,330	1,466	1,612	6,905
	2,130	1,063	1,337	1,228	5,758
Identifiable operating expenses	1,221	631	711	722	3,285
	967	492	657	579	2,695
Allocated expenses	550	301	330	365	1,546
	445	222	278	256	1,201
Segmental operating income	726	398	425	525	2,074
	718	349	402	393	1,862
Unallocable expenses					191
					180
Other income					415
					237
Profit before tax					2,298
					1,919
Tax expense					644
					488
Profit for the period					1,654
					1,431

Geographic Segments

Quarter ended June 30, 2011 and June 30, 2010:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	4,517	1,401	196	791	6,905
	3,926	1,128	105	599	5,758
Identifiable operating expenses	2,062	681	96	446	3,285
	1,805	523	52	315	2,695
Allocated expenses	1,022	314	41	169	1,546
	819	235	22	125	1,201
Segmental operating income	1,433	406	59	176	2,074
	1,302	370	31	159	1,862
Unallocable expenses					191
					180
Other income, net					415
					237
Profit before tax					2,298
					1,919
Tax expense					644
					488
Profit for the period					1,654
					1,431

2.29. GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at
	June 30, 2011	March 31 2011	March 31, 2010	March 31, 2009	March 31, 2008
Obligations at year beginning	459	308	256	217	221
Transfer of obligation	–	–	(2)	–	–
Service cost	67	171	72	47	47
Interest cost	9	24	19	15	16
Actuarial (gain)/ loss	(9)	15	(4)	–	(9)
Benefits paid	(17)	(59)	(33)	(23)	(21)
Amendment in benefit plans	–	–	–	–	(37)
Obligations at year end	509	459	308	256	217

Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.

Change in plan assets
Plan assets at year beginning, at fair value	459	310	256	229	221
Expected return on plan assets	11	34	24	16	18
Actuarial gain	1	1	1	5	2
Contributions	60	173	62	29	9
Benefits paid	(17)	(59)	(33)	(23)	(21)
Plan assets at year end, at fair value	514	459	310	256	229

Reconciliation of present value of the obligation and the fair value of the plan assets:

Fair value of plan assets at the end of the year	514	459	310	256	229
Present value of the defined benefit obligations at the end of the year	509	459	308	256	217
Asset recognized in the balance sheet	5	–	2	–	12

Assumptions

Interest rate	8.33%	7.98%	7.82%	7.01%	7.92%
Estimated rate of return on plan assets	9.36%	9.36%	9.00%	7.01%	7.92%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	5.10%	5.10%

Net gratuity cost for the quarter ended June 30, 2011 and June 30, 2010 comprises of the following components:
in crore
Particulars	Quarter ended June 30,
	2011	2010
Gratuity cost for the year
Service cost	67	20
Interest cost	9	5
Expected return on plan assets	(11)	(7)
Actuarial (gain)/loss	(10)	–
Plan amendment amortization	(1)	(1)
Net gratuity cost	54	17

Actual return on plan assets	12	8

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at June 30, 2011 and March 31, 2011, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately 100 crore to the gratuity trust during the remainder of fiscal 2012.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees.  The unamortized liability as at June 30, 2011 and March 31, 2011 amounted to 21 crore and 22 crore, respectively and disclosed under 'Other liabilities- current and non-current'.

2.30. PROVIDENT FUND

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the final guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed 51 crore crore towards provident fund during the quarter ended June 30, 2011  ( 43 crore during the quarter ended June 30, 2010).

2.31. SUPERANNUATION

The Company contributed 15 crore to the superannuation trust during the quarter ended June 30, 2011 (14 crore during the quarter ended June 30, 2010).

2.32. RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended June 30,
	2011	2010
Number of shares considered as basic weighted average shares outstanding	57,41,67,099	57,38,69,667
Add: Effect of dilutive issues of shares/stock options	62,877	2,96,504
Number of shares considered as weighted average shares and potential shares outstanding	57,42,29,976	57,41,66,171

2.33. RESTRICTED DEPOSITS

Deposits with financial institutions as at June 30, 2011 include 351 crore (431 crore and 344 crore as at June 30, 2010 and March 31, 2011, respectively) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.34. SCHEDULES TO CASH FLOW STATEMENTS
in crore, except as otherwise stated
Particulars	Quarter ended June 30,
	2011	2010
2.34.1 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS
As per the balance sheet (current and non current)	5,311	4,438
Less: Gratuity obligation - unamortised amount relating to plan amendment(1)	21	25
Deposits with financial institutions included in cash and cash equivalents	1,500	1,500
Interest accrued but not due	11	37
Loan to subsidiary	32	–
Advance income taxes	904	549
Capital Advance	283	172
	2,560	2,155
Less: Opening balance considered	2,375	1,717
	185	438
(1) refer to note 2.29

2.34.2 CHANGE IN LIABILITIES AND PROVISIONS
As per the balance sheet (current and non current)	3,267	3,185
Less: Unclaimed dividend	3	3
Retention monies	26	36
Gratuity obligation - unamortised amount relating to plan amendment	21	25
Provisions separately considered in Cash Flow statement
Income taxes	950	966
Proposed dividend	–	–
Tax on dividend	–	–
	2,267	2,155
Less: Opening balance considered	2,215	1,981
	52	174

2.34.3 INCOME TAXES PAID
Charge as per the profit and loss account	644	488
Add/(Less) : Increase/(Decrease) in advance income taxes	(20)	(92)
Increase/(Decrease) in deferred taxes	(1)	54
Increase/(Decrease) in MAT credit entitlement	–	–
(Increase)/Decrease in income tax provision	(194)	(247)
	429	203

2.34.4 PAYMENT TOWARDS CAPITAL EXPENDITURE
As per the balance sheet	150	269
Less: Opening capital work-in-progress	249	228
Add: Closing capital work-in-progress	291	123
Add: Opening retention monies	21	66
Less: Closing retention monies	26	36
Add: Closing capital advance	283	172
Less: Opening capital advance	250	181
	220	185

2.34.5 INVESTMENTS IN SUBSIDIARIES (1)
As per the balance sheet	1,260	1,125
Less: Opening balance considered	1,202	1,125
	58	–
(1) Refer to note 2.26 for investment made in subsidiaries

2.34.6 INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS
Opening balance considered	119	3,497
Less: Closing balance	24	1,903
	95	1,594

2.34.7 INTEREST AND DIVIDEND RECEIVED
Interest and dividend income as per profit and loss account	362	243
Add: Opening interest accrued but not due on certificate of deposits and bank deposits	14	14
Less: Closing interest accrued but not due on certificate of deposits and bank deposits	11	37
	365	220

2.34.8 REPAYMENT OF SUBSIDIARY LOAN
Opening balance	32	46
Less: Closing balance	32	46
	–	–

2.34.9 CASH AND CASH EQUIVALENTS AT THE END
As per the balance sheet	13,773	11,490
Add: Deposits with financial institutions	1,500	1,500
	15,273	12,990

2.35 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Profit and Loss account for the	Quarter ended June 30,
	2011	2010
Income from software services and products	6,905	5,758
Software development expenses	4,077	3,282
GROSS PROFIT	2,828	2,476
Selling and marketing expenses	322	273
General and administration expenses	432	341
	754	614
OPERATING PROFIT BEFORE DEPRECIATION	2,074	1,862
Depreciation	191	180
OPERATING PROFIT	1,883	1,682
Other income	415	237
PROFIT BEFORE TAX	2,298	1,919
Tax expense:
Current tax	643	542
Deferred tax	1	(54)
PROFIT FOR THE PERIOD	1,654	1,431

2.36 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items
in crore
Schedule	Description	As at
		June 30, 2011	March 31, 2011
2.8	Fixed assets - Vehicles
	Deletion during the period	0.06	0.08
	Depreciation on deletions	0.04	0.08
2.10	Investments
	Investment in Infosys Sweden	0.06	0.06

Profit & Loss Items
in crore
Schedule	Description	Quarter ended June 30,
		2011	2010
Profit & Loss	Provision for Investment	–	0.39
	Additional dividend	0.02	0.08
	Additional dividend tax	–	0.01
2.19	Auditor's remuneration
	Statutory audit fees	0.23	0.20
	Certification charges	0.02	0.01
	Out-of-pocket expenses	0.01	0.01
2.18	Profit on disposal of fixed assets, included in miscellaneous income	0.03	0.09

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S.Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Prof. Marti G. Subrahmanyam Director

	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	R.Seshasayee Director	Ravi Venkatesan Director

	Srinath Batni Director	V. Balakrishnan Chief Financial Officer and Director	B. G. Srinivas Director	Ashok Vemuri Director

Mysore July 12, 2011	K. Parvatheesam Company Secretary

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Limited (formerly Infosys Technologies Limited )Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 30 June 2011, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These quarterly financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2011.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
12 July 2011